Exhibit 99.1

ALTAGAS ANNOUNCES BOARD OF DIRECTOR TRANSITION

Calgary, Alberta (January 9, 2020)

AltaGas Ltd. (AltaGas) (TSX: ALA) announces the appointment of two new Independent Directors — Linda Sullivan and Nancy Tower to its Board of Directors effective today.  In addition, AltaGas announces the retirement of Daryl Gilbert from the Board to be effective following the conclusion of AltaGas’ next annual meeting of shareholders to be held in May this year.

Following Mr. Gilbert’s planned retirement, AltaGas’ Board will once again be comprised of 11 directors with complementary expertise to support AltaGas’ business.

Ms. Sullivan has nearly three decades of U.S. utility finance and regulatory experience.  She recently retired from her role as Chief Financial Officer of American Water Works, a role she held from 2014. American Water Works operates in over 46 states, serving over 14 million customers. Prior to that, Ms. Sullivan spent over 20 years with the Edison International companies, last serving as Senior Vice President and Chief Financial Officer of Southern California Edison.  Ms. Sullivan has served on the Board of Northwestern Energy since 2017 and serves as Chair of its audit committee.  She has received her Certified Public Accountant designation and is a Certified Management Accountant.   Ms. Sullivan was named one of the 2019 Most Influential Corporate Board Directors by WomenInc. magazine.

Ms. Tower has over 20 years of utility experience serving in senior executive positions in corporate finance and operations at Emera Inc. and its subsidiaries, including Chief Financial Officer of Emera from 2005 - 2011.   Ms. Tower is currently the President and Chief Executive Officer of Tampa Electric Company, a regulated electric utility and a subsidiary of Emera Inc., in Tampa Florida (TECO Energy), a position she has held since December of 2017.  During Ms. Tower’s tenure with Emera, she has also served as Chief Corporate Development Officer from 2014 - 2017, playing a leading role in the acquisition of TECO Energy.  Ms. Tower is a Fellow Chartered Professional Accountant and a 2011 recipient of Canada’s Most Powerful Women: Top 100 Award.

“On behalf of the Board of Directors, I am pleased to welcome Linda and Nancy to our Board,” stated Pentti Karkkainen, Chair of the Board of AltaGas.   “Their deep U.S. utility and regulatory experience and financial background complement and support our existing Board profile and match the evolving needs of the organization. AltaGas is committed to building long term sustainable shareholder value and I am confident that Linda and Nancy will make tremendous contributions towards that objective.”

Ms. Sullivan and Ms. Tower will serve as members on the Audit Committee and Human Resources and Compensation Committee.

“On behalf of the Board, I want to thank Daryl for his substantial contributions, valuable insights and his commitment and dedication as a director of AltaGas.  We will miss his presence in our board room,” said Mr. Karkkainen.   Mr. Gilbert has been a valuable member of the AltaGas Board and has provided considerable insights as a director and on the various committees he has served as Chair and member as AltaGas has grown and evolved during his tenure.

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries:	Media Inquiries:
1-877-691-7199	1-587-955-4519
investor.relations@altagas.ca	media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “will”, “focus”, “planned”, “future” and similar expressions suggesting future events or future performance, as they relate to AltaGas are intended to identify forward-looking statements. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: future composition of AltaGas’ Board.  AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading “Risk Factors” in AltaGas’ AIF for the year ended December 31, 2018. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as, planned or expected, and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.